September 18, 2017

VIA EDGAR and EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549
Attention: Sonia Barros, Assistant Director

Re:     Griffin Capital Essential Asset REIT II, Inc.
Registration Statement on Form S-11, as amended
File No. 333-217223

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Griffin Capital Essential Asset REIT II, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 10:00 A.M. (ET) on September 20, 2017 or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me, at (310) 469-6153 with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,
Griffin Capital Essential Asset REIT II, Inc.

By:	/s/ Howard S. Hirsch
Howard S. Hirsch
Vice President & Secretary

cc:	Sandra B. Hunter, Staff Attorney
Coy Garrison, Special Counsel